UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December, 2010.

Commission File Number 0-21392

AMARIN CORPORATION PLC

(Translation of registrant’s name into English)

First Floor, Block 3, The Oval, Shelbourne Road, Ballsbridge, Dublin 4, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K is hereby incorporated by reference into the registration statements of Amarin Corporation plc and in the prospectus contained therein, and this report on Form 6-K shall be deemed a part of each such registration statement from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by Amarin Corporation plc under the Securities Act of 1933 or the Securities Exchange Act of 1934.

Certain Year-End Updates Related to Status as a Foreign Issuer

Foreign Private Issuer Status

Amarin Corporation plc is currently classified as a “foreign private issuer,” as such term is defined in Rule 405 under the U.S. Securities Act of 1933, as amended. As such, we are currently exempt from certain provisions applicable to U.S. public companies including: the rules under the Securities Exchange Act of 1934, as amended, or Exchange Act, requiring the filing with the SEC of quarterly reports on Form 10-Q and current reports on Form 8-K; the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and the sections of the Exchange Act requiring insiders to file public reports of their stock ownership and trading activities and establishing insider liability for profits realized from any “short-swing” trading transaction (a purchase and sale, or sale and purchase, of the issuer’s equity securities within less than six months).

A foreign private issuer may lose this status if a majority of its directors are U.S citizens or residents and it fails to meet additional requirements. As previously disclosed, we believe that we will lose our status as a foreign private issuer effective as of January 1, 2011. As a result, beginning January 1, 2011, we anticipate that future annual filings with the U.S. Securities and Exchange Commission will be made on Forms 10-K (including our annual report for the year ending December 31, 2010) rather than on Form 20-F. In addition, we plan commencing on January 1, 2011 to expand our reporting consistent with that of a domestic (U.S.) filer, including quarterly reports on Form 10-Q and Section 16 reporting.

Passive Foreign Investment Company Status

As previously disclosed in our filings with the U.S. Securities and Exchange Commission, including disclosure in our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, Amarin Corporation plc and certain of our subsidiaries may be classified as a “passive foreign investment company,” or PFIC for U.S. federal income tax purposes. For U.S. Holders who seek to make a qualified electing fund election, or a QEF election, with respect to our ordinary shares or ADSs, we will, for our fiscal years starting after December 31, 2010, make available an information statement that will contain the necessary information required for making a QEF election and permit such U.S. Holders access to certain information in the event of an audit by the U.S. tax authorities. For any taxable year that Amarin Corporation plc has a net operating loss for U.S. federal income tax purposes and does not have any net capital gain, a U.S. Holder would not have an income inclusion for such year as a result of a QEF election.

The tests for determining PFIC status for a taxable year depend upon the relative values of certain categories of assets and the relative amounts of certain kinds of income. The application of these factors depends upon our financial results, which are beyond our ability to predict or control, and which may be subject to legal and factual uncertainties, including uncertainties in interpreting this law for companies such as Amarin which are developing, but not yet selling, pharmaceutical products.

While we cannot provide any assurance that we are, are not, or will or will not be, a PFIC for the fiscal year ended December 31, 2010 or for future periods, given inherent uncertainties in interpreting this law and the status of development for AMR101, and the most recent available information regarding our 2010 financial position and results of operations, we believe it prudent to assume that we may be classified as a PFIC for the fiscal year ended December 31, 2010 and may also so qualify in future years. Consequently, investors should give serious consideration to making a QEF or mark-to-market election, as described above and in our Annual Report on Form 20-F for the year ended December 31, 2009.

Whether or not U.S. Holders of our ordinary shares or ADSs make a timely QEF election or mark-to-market election may affect the U.S. federal income tax consequences to U.S. Holders with respect to the acquisition, ownership and disposition of Amarin ordinary shares or ADSs and any dividends such U.S. Holders may receive. Please refer to our Annual Report on Form 20-F for the fiscal year ended December 31, 2009, for a summary of the U.S. federal income tax implications of the filing of a QEF election in respect to our ordinary shares or ADSs.

The PFIC tax rules and the related elections are very complex and may result in varying tax consequences to U.S. Holders depending on the particular circumstances of such U.S. Holders. This summary is based upon the U.S. Internal Revenue Code of 1986, as amended, regulations promulgated under the Code, administrative rulings and judicial decisions. Changes in the laws may alter the tax treatment of ordinary shares and ADSs, possibly with retroactive effect.

This summary is general in nature. This is not intended to constitute a complete analysis of all of the U.S. tax consequences relating to the acquisition, ownership and disposition of Amarin securities. U.S. Holders are urged to consult their own tax advisors regarding the PFIC tax rules and the related elections that may be available to such holders to determine the U.S. federal income tax consequences of acquiring, owning and disposing of Amarin securities. Amarin does not provide tax, legal or accounting advice to its shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMARIN CORPORATION PLC

By:	/S/ JOHN THERO
John Thero
President

Date: December 20, 2010